Exhibit (m)(2)

AMENDED AND RESTATED SCHEDULE I TO DISTRIBUTION PLAN

Schedule I

Series	Fee Rate	Commencement Date
Alpha Architect U.S. Quantitative Value ETF	0.25%	October 17, 2014
Alpha Architect International Quantitative Value ETF	0.25%	October 17, 2014
Alpha Architect U.S. Quantitative Momentum ETF	0.25%	October 17, 2014
Alpha Architect International Quantitative Momentum ETF	0.25%	October 17, 2014
Alpha Architect Value Momentum Trend ETF	0.25%	May 3, 2017
Freedom 100 Emerging Markets ETF	0.25%	May 17, 2019
Merlyn.AI Bull-Rider Bear-Fighter ETF	0.25%	October 15, 2019
Merlyn.AI Tactical Growth and Income ETF	0.25%	October 15, 2019
Gadsden Dynamic Multi-Asset ETF	0.25%	November 1, 2020
Merlyn.AI Best-of-Breed Core Momentum ETF	0.25%	December 30, 2020
Merlyn.AI SectorSurfer Momentum ETF	0.25%	December 30, 2020